UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ______________________________________________________________________________________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commission File Number 0-1928

Full Title of the Plan:
THE AES CORPORATION RETIREMENT SAVINGS PLAN
Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:
THE AES CORPORATION
4300 Wilson Boulevard
Arlington, VA 22203

The AES Corporation Retirement Savings Plan
Form 11-K for the Fiscal Year ended December 31, 2021
Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of The AES Corporation Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP
We have served as the Plan's auditor since 2008.
Tysons, Virginia
June 24, 2022

The AES Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	December 31,
	2021	2020
INVESTMENTS AT FAIR VALUE	$581,252,809	$503,979,902
RECEIVABLES:
Notes receivable from participants	4,492,734	4,200,226
Participant contributions	449,647	412,093
Employer contributions	995,867	896,719
Total receivables	5,938,248	5,509,038
NET ASSETS AVAILABLE FOR BENEFITS	$587,191,057	$509,488,940
See accompanying notes to financial statements.

The AES Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021

ADDITIONS:
Contributions:
Participant (including rollover contributions of $6,284,811)	$24,457,262
Employer	18,911,368
Total contributions	43,368,630
Net appreciation in fair value of investments	66,030,288
Interest income from notes receivable from participants	223,471
Investment interest and dividends	4,308,051
Total additions	113,930,440
DEDUCTIONS:
Benefits paid to participants	(47,483,841)
Administration expenses	(256,953)
Total deductions	(47,740,794)
INCREASE IN NET ASSETS BEFORE TRANSFERS	66,189,646
TRANSFER INTO PLAN	11,512,471
INCREASE IN NET ASSETS AFTER TRANSFERS	77,702,117
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	509,488,940
End of year	$587,191,057
See accompanying notes to financial statements.

The AES Corporation Retirement Savings Plan
Notes to Financial Statements
As of December 31, 2021 and 2020, and for the year ended December 31, 2021
1.   PLAN DESCRIPTION
The AES Corporation Retirement Savings Plan (the “Plan”) was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.
Contributions — All contributions to the Plan are made in cash. Participants may make pre-tax or Roth contributions up to 85% of their annual compensation as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).
The Company matches up to 5% of each participant’s annual compensation, as defined by the Plan, subject to the annual maximum determined by the IRS. Starting January 1, 2017, the Company makes non-elective contributions equal to 4% of the participant's compensation, subject to the annual maximum limits determined by the IRS.
If the Company exceeds the midpoint of predefined financial metrics, the Company may contribute discretionary profit sharing of up to 1% of the participant’s compensation, at management's discretion. The Company did not award any profit sharing contributions for the year ended December 31, 2021.
Participant Accounts — Each participant’s account is credited with the participant’s and the employer’s contributions, and the earnings on investments in the participant’s account. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.
Vesting — Participants are immediately vested in their pre-tax, Roth, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing and non-elective contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.
Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 0.5%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2021, ranged from 3.75% to 8.25% with maturities ranging from 2021 to 2031.
Payment of Benefits — Payment of benefits depends on a participant’s vested account balance and the reason for termination.
In the case of termination of employment for reasons other than death, if the value of a participant’s vested balance is:
•less than $5,000, the Plan makes an automatic rollover to an IRA with T. Rowe Price on the participant’s behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment; and
•greater than $5,000, the participant may elect to (i) receive a lump sum distribution equal to the value of their vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed the shorter of 25 years or the participant’s life expectancy. Distributions can be made in cash, common stock of AES (to the extent the participant has vested amounts invested in AES common stock), or a combination of both.

In the case of termination of employment due to death, the entire interest in a participant’s vested account balance is generally distributed no later than five years after the participant’s death if distributions have not already commenced and are distributed at least as rapidly as under the method of distribution being used if distributions have commenced.
Forfeitures — At December 31, 2021 and 2020, forfeited nonvested account balances totaled $268,077 and $276,456, respectively. Additional forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2021 were $429,823. During the year ended December 31, 2021, employer contributions were reduced by $217,997 that was reallocated from forfeited nonvested accounts. Forfeited nonvested accounts were used to pay Plan administration expenses of $220,233.
Voting Rights — The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.
Investments — The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.
Under the terms of the Plan, participants can choose to invest their contributions to one or more of the Plan's investment funds. The AES Corporation Common Stock investment option was closed to future contributions on March 20, 2018. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions.
Plan Transfers — As a result of the Company's formation of AES Clean Energy, sPower became part of AES Clean Energy Services, LLC effective January 4, 2021. The sPower, LLC 401(k) Retirement Plan ("sPower Plan") was frozen to new participants and new contributions on January 31, 2021. On April 1, 2021, the sPower Plan was merged with the Plan. Principal Life Insurance Company transferred assets of $11,512,471, including participant loans outstanding of $164,902, to the Plan in relation to the merger.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
Plan Administration and Related Expenses — The Plan is administered by the AES Corporation Retirement Savings Committee ("Plan Administrator") appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. T. Rowe Price has been the Plan Trustee since October 1, 2015. Administrative expenses of the Plan are offset using forfeitures and revenue sharing received from investments in mutual funds and other investment options to T. Rowe Price from record keeping and related services. All remaining administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.
Plan Amendments — Effective January 1, 2021, the Plan was amended to incorporate a Roth contribution feature, include an automatic transfer for account balances not exceeding $5,000 to individual retirement accounts with T. Rowe Price, update the hardship withdrawal provisions, accept direct rollovers of designated Roth contributions, and increase the contribution level allowable in the Plan from 50% to 85% of eligible earnings. The amendment did not have a material impact on the Plan.
Effective April 1, 2021, the Plan was amended to reflect that AES Clean Energy Services, LLC is a participating employer effective February 1, 2021 and to reflect the merger of the sPower Plan into the Plan effective April 1, 2021, including protecting certain benefits provided under the sPower Plan and fully vesting all employer contributions under the sPower Plan. The amendment did not have a material impact on the Plan.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of Benefits — Benefits are recorded when paid.
Fair Value — Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.
To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:
Level 1 — unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means.
Level 3 — pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.
The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable, receivables for securities sold, and participant loans, approximates their fair value.
Investments and Revenue Recognition — The Plan’s investments are stated at fair value. Money market and other mutual funds are stated at their quoted market prices. All Plan investments that are classified within the fair value hierarchy are actively traded in an open market to support classification of the fair value measurement as Level 1.
The Plan's investments in collective investment trusts are valued using the net asset value quoted by the trustee, which is the readily determinable fair value and the basis for current transactions. The net asset value is calculated by each fund's manager based on the fair value, as determined by the investment provider, of the underlying assets held by the fund less its liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.
New Accounting Pronouncements — As of December 31, 2021, there were no new accounting standards issued and not yet adopted that would have a material impact on the Plan's financial statements.

3.   INVESTMENTS
All of the Plan's investments are measured at quoted market prices in active markets for identical assets except for its investments in collective investment trusts, which are measured at net asset value. The following table sets forth the Plan’s investments by type:

		December 31,
	Pricing Category	2021	2020
Collective Investment Trusts	Level 1	$382,091,380	$306,832,533
The AES Corporation Common Stock	Level 1	73,206,684	75,044,406
Self-Directed Investments	Level 1	66,160,675	59,118,289
Mutual Funds	Level 1	33,845,547	30,776,932
Money Market Funds	Level 1	25,948,523	32,207,742
Total investments		$581,252,809	$503,979,902

The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2021 and 2020, the closing quoted price of the Company’s common stock was $24.30 and $23.50 per share, respectively.
4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Notes receivable from participants represents receivables from officers and employees of the Company ("the Plan Sponsor"), including the Plan Administrator. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. See Note 1—Plan Description for additional information regarding notes receivable from participants.
In the ordinary course of business, participants invest in various investment options determined by the AES Corporation Retirement Savings Plan Committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party. The Plan also owns an investment sponsored by the Trustee, T. Rowe Price. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2021 and 2020, the Plan held 3,012,620 and 3,193,379 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $33,176,479 and $34,143,160, respectively. Dividends earned by the Plan on the Company's common stock were $1,706,131 for the year ended December 31, 2021.
5.  TAX STATUS
The Plan received a determination letter from the IRS dated July 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to receiving this determination by the IRS, the Plan was amended. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.  RISKS AND UNCERTAINTIES
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. The fair value of the Plan’s investment in AES’s stock as of December 31, 2021 was approximately $73,206,684, which exposes the Plan to concentration risk. As discussed in Note 1—Plan Description, this investment option was closed to future contributions in March 2018.
7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The Form 5500 is the plan's report of financial condition under ERISA and the Internal Revenue Code. The following is a reconciliation of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits per the financial statements to the Form 5500 as expected to be filed for 2021 and as filed for 2020:

	December 31,
	2021	2020
Statement of Net Assets Available for Benefits:
Net assets available for benefits as stated in the financial statements	$587,191,057	$509,488,940
Less: Loan defaults deemed distributions	—	38,655
Net assets available for benefits as stated on Form 5500, at fair value	$587,191,057	$509,450,285

December 31, 2021
Statement of Changes in Net Assets Available for Benefits:
Increase in net assets per the financial statements	$77,702,117
Add: Loan defaults deemed distributions at beginning of period	38,655
Net increase as stated on Form 5500	$77,740,772
8.  SUBSEQUENT EVENTS
Effective January 1, 2022, the Plan was amended to allow plan-to-plan transfers with respect to certain employees who transfer employment within the Company. The amendment is not expected to have a material impact on the plan.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
EIN: 54-1965292
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 3,012,620 shares	$73,206,684
*	T Rowe Price	Retirement 2005 Trust Class F, 98,138 shares	1,960,806
*	T Rowe Price	Retirement 2010 Trust Class F, 1,466 shares	31,122
*	T Rowe Price	Retirement 2015 Trust Class F, 60,294 shares	1,391,589
*	T Rowe Price	Retirement 2020 Trust Class F, 439,029 shares	10,988,909
*	T Rowe Price	Retirement 2025 Trust Class F, 895,036 shares	24,389,747
*	T Rowe Price	Retirement 2030 Trust Class F, 940,944 shares	27,692,002
*	T Rowe Price	Retirement 2035 Trust Class F, 749,190 shares	23,434,672
*	T Rowe Price	Retirement 2040 Trust Class F, 781,813 shares	25,604,397
*	T Rowe Price	Retirement 2045 Trust Class F, 841,289 shares	28,057,011
*	T Rowe Price	Retirement 2050 Trust Class F, 535,816 shares	17,880,190
*	T Rowe Price	Retirement 2055 Trust Class F, 364,444 shares	12,154,226
*	T Rowe Price	Retirement 2060 Trust Class F, 201,947 shares	4,311,574
*	T Rowe Price	Retirement 2065 Trust Class F, 98,066 shares	1,309,188
*	T Rowe Price	Stable Value Fund Tr-N, 8,050,913 shares	8,050,914
	Rothschild	US Small/Mid-Cap Core CIT Fund Class 2, 661,608 shares	19,232,970
	State Street	Global All Cap Equity ex-U.S. Index, 943,876 shares	12,942,441
	State Street	Small/Mid Cap Index Fund, 1,866,823 shares	31,442,912
	State Street	S&P 500 Index Fund, 5,765,323 shares	115,433,313
	State Street	US Bond Index Fund, 1,363,929 shares	15,783,397
	Vanguard	Federal Money Market Fund, 25,553,691 shares	25,553,692
	Metropolitan West	Total Return Bond Fund, 1,446,983 shares	15,801,054
*	T. Rowe Price	Government Money Market Fund, 394,829 shares	394,831
	Capital Group	EuroPacific Growth Fund, 136,457 shares	8,768,763
	Capital Group	Washington Mutual Investors Fund, 28,659 shares	1,729,891
*	T Rowe Price	Blue Chip Growth Fund, 42,435 shares	7,545,839
	Self-Directed Investments		66,160,675
*	Participant Loans	Interest (3.75% - 8.25%), Maturity (2021 - 2031)	4,492,734
	TOTAL		$585,745,543

*	Transactions in these items are considered to be exempt party-in-interest transactions under ERISA rules.

This schedule has been prepared based on information certified as complete and accurate by T. Rowe Price, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

By:	/s/ ANDY PEZZINO
	Name:	Andy Pezzino
	Title:	Chair, AES Corporation Retirement Savings Plan Committee
Date:     June 24, 2022